December 14, 2017

Via EDGAR

Kristi Marrone
Staff Accountant
Division of Corporation Finance
Office of Real Estate & Commodities
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:    Stratus Properties Inc.
Form 10-K for the year ended December 31, 2016
Filed on March 16, 2017

Form 8-K
Filed on May 10, 2017

Form 10-Q for the quarter ended June 30, 2017
Filed on August 9, 2017
File No. 001-37716

Dear Ms. Marrone,

Stratus Properties Inc. (the “Company”) is submitting this letter in response to the comment received from the Commission’s staff (the “Staff”) by email dated November 30, 2017, which followed up on the Company’s response dated November 17, 2017 to comments received from the Staff by email dated November 9, 2017. We have reproduced below the full text of the Staff’s comment in italics, followed by our response.

Form 8-K filed on May 10, 2017

Exhibit 99.1

Comment 1: We note your response to our prior comment 1 and that you review the appraisals to confirm that information provided to the certified appraiser is accurately reflected in the appraisal. Given your access to the appraisals, please clarify how inputs utilized by the appraiser are not available to you without unreasonable effort and expense. We remain unclear why you do not have permission to disclose the inputs utilized by the appraiser yet you disclose the appraised value as determined by the appraiser.

Securities and Exchange Commission
December 14, 2017

Response 1: The Staff has requested that the Company “disclose the inputs utilized by the appraiser.” As indicated in our October 23, 2017 response, there were 32 separate appraisals underlying our computation of net asset value (“NAV”). Each appraisal report is more than 100 pages long, and contains numerous detailed “inputs.” Many of these inputs were derived by the appraiser based on the appraiser’s consideration of information that is not included in the report. It would be impracticable for us to disclose the numerous inputs used in each of the 32 appraisals. Moreover, we do not believe that this voluminous amount of information would be helpful to investors. We have shared with our investors the information available to us that we believed would be helpful to them, namely, our calculation of NAV and the underlying market value of our properties based on the appraisals. As indicated in our November 17, 2017 response, we propose to disclose the nature of these methodologies, inputs and judgements, which we believe, along with our related disclosure, provides our investors with useful and appropriate information.

With respect to the “inputs” used by the appraisers, the appraisal of commercial real estate is a complex process that is not as simple as plugging a limited number of inputs into a formula to derive a market value. The appraisal of a particular property requires the selection of one or more methodologies, the selection of numerous individual inputs, and, because the different methodologies frequently produce different valuations, a reconciliation of the results. These procedures involve the application of the experience, skill and judgment of the appraisers. Ultimately, an appraisal of the market value of a property is inherently subjective and represents the professional opinion of the appraiser. As indicated in our prior responses, the appraisals that formed a part of our NAV calculation were performed by qualified third-party appraisers, most of whom were commissioned by our lenders. Accordingly, we believe the appraisers’ professional conclusions as to the market values of the appraised properties provides a reasonable starting point for our NAV analysis.

To provide additional background regarding the “inputs” used in an appraisal of commercial real estate, the following is a summary description of certain information used in a particular appraisal that provided an opinion of the market value at stabilization of one of our undeveloped properties. We proposed to develop this property into a retail space that would include retail stores, a movie theater and a hotel. (As indicated in the notes to our NAV presentation, we used the appraiser’s appraised value at stabilization, less our estimated costs to complete, in order to determine the estimated gross value of the property.)

The appraisal report divided the subject parcel into two components: (1) the part of the property proposed to be developed at the time (the “Development”) and (2) the part of the property for which there was no development planned at the time (“Excess Acreage”). To determine the market value of the Development, the appraiser applied three approaches: (1) the sales comparison approach, (2) the cost approach, and (3) the income capitalization approach. These three approaches produced different valuation results, which the appraiser then reconciled to reach a final opinion on the market value of the Development. To determine the market value of the Excess Acreage, the appraiser used a sales comparison approach. The appraiser then added his opinion of the market value of the Development to the market value of the Excess Acreage to arrive at an opinion of market value of the subject property.

Securities and Exchange Commission
December 14, 2017

Excess Acreage/Sales Comparison Approach

As described above, the appraiser used a sales comparison approach to determine the market value of the Excess Acreage. The sales comparison approach establishes value based on recent sales of comparable properties. In applying the sales comparison approach, the appraiser was required to:

•	Identify relevant property sales. (We do not have access to all of the sales that the appraiser considered as relevant to the analysis.)

•
Research, assemble, and verify pertinent data for the “most relevant” sales. (The appraiser used his professional judgment in selecting the “most relevant” sales from among the relevant property sales considered.)

•	Analyze the most relevant sales to determine any material differences between those properties and the property being appraised.

•	Adjust the “most relevant” sales prices for the material differences identified by the appraiser, in order to produce a comparable valuation for the property being appraised.

For the Excess Acreage, the appraiser selected the three “most relevant” sales. Potential adjustments were considered for more than 10 enumerated factors. After consideration of these factors, the comparable sales utilized to value the Excess Acreage received the following adjustments: Sale 1 received an upward adjustment for inferior access and exposure; Sale 2 received an upward adjustment for inferior access and exposure; and Sale 3 received a downward adjustment for superior access and exposure and an upward adjustment for size.

In addition, the appraiser applied an upward market adjustment to each of the three comparable sales to account for improvements in the market since the dates of the comparable sales. These market adjustments were supported by 20 pages of analysis of the economy of the metropolitan area (including population trends, employment trends, gross domestic product trends, household income, and the education and age of the population), the market characteristics of the area surrounding the subject property, and supply and demand trends for similar properties.

After considering the range, and the average, of the three adjusted sales comparisons, the appraiser noted that it was placing primary emphasis on Sale 2, which was located closer to the Excess Acreage, and chose a value within the range but closer to the Sale 2 adjusted value.

The Development

To determine the market value of the Development, the appraiser used each of the three approaches typically used in the valuation of commercial real estate: the sales comparison approach, the cost approach and the income capitalization approach:

Securities and Exchange Commission
December 14, 2017

Sales Comparison Approach. The sales comparison approach was similar in nature to the approach described above, which the appraiser used to value the Excess Acreage.

Cost Approach. The cost approach establishes value by estimating the current costs of reproducing the improvements on the subject property, less depreciation, plus land value. To apply the cost approach to the Development, the appraiser was required to:

•	Develop an opinion of the value of the land as though vacant and available to be developed to its highest and best use.

•	Estimate the replacement cost of the improvements under current market conditions (which in this case was the cost to develop the property’s improvements since the property was undeveloped).

•	Estimate depreciation (which in this case was zero since the improvements would be new).

•	Add land value to the depreciated replacement cost of the improvements to arrive at a market value indication for the Development.

To determine the estimated replacement costs of the improvements, the appraiser estimated direct costs and indirect costs, and applied an estimated entrepreneurial profit percentage. To determine direct and indirect costs, the appraiser reviewed information from a third-party source to produce his own estimate. The appraiser then compared his estimate to the development budget we provided. The estimates produced by the appraiser using the third-party source were close to the estimates we provided, and the appraiser chose to use our budget as his estimate of direct and indirect costs.

Income Capitalization Approach. The income capitalization approach converts the anticipated economic benefits of owning real property into a value estimate through capitalization. In applying the income capitalization approach, the appraiser was required to:

•	Analyze the revenue potential of the Development.

•	Consider the appropriate allowances for vacancy, collection loss, and operating expenses.

•	Calculate the net operating income by deducting vacancy, collection loss, and operating expenses from potential income.

•	Apply the most appropriate capitalization methods to covert anticipated net operating income to an indication of value.

The two most common capitalization methods are (1) direct capitalization and (2) discounted cash flow analysis. Under the direct capitalization method, a single year’s expected

Securities and Exchange Commission
December 14, 2017

income is divided by an appropriate capitalization rate to arrive at a value indication. Under a discounted cash flow analysis, anticipated future income streams and future resale value are discounted to a present value at an appropriate rate. The appraisal utilized both the direct capitalization and discounted cash flow methods to arrive at an indication of value for the Development.

The appraisal contains 35 pages of information regarding the inputs used in determining market value under the income capitalization approach. Among the inputs considered by the appraiser in applying the direct capitalization method were the following: comparable property market rents, an estimate of vacancy and collection loss, and estimates of costs (including projected real estate taxes and projected insurance and common area maintenance costs). Based on the appraiser’s income and expense projections, the appraiser determined his opinion of stabilized net operating income. The appraiser then engaged in a detailed analysis of his selection of an appropriate capitalization rate. The expected stabilized net operating income was divided by the chosen capitalization rate to arrive at a value indication.

In addition to the direct capitalization approach, the appraiser also performed a discounted cash flow analysis to establish an indication of value for the Development. When conducting the discounted cash flow analysis, the appraiser utilized third-party software to develop a projection of periodic cash flows from the Development over an anticipated investment holding period. The analysis involved a wide range of inputs, including but not limited to the holding period, projected growth rates for income and expenses, an estimated lease renewal probability, inflation, and discount rate.

In this appraisal, the direct capitalization method and discounted cash flow method produced valuation indications within approximately 4% of each other, and the appraiser selected the lower discounted cash flow figure as more appropriate.

Reconciliation and conclusion. Because the three different valuation approaches produced three different valuation indicators for the Development, the appraiser reconciled the valuations in order to reach a conclusion as to the market value of the Development. Ultimately, the appraiser chose the value produced by the income capitalization approach, which was the middle valuation, as the market value of the Development, primarily because it was the approach the appraiser believed would be primarily relied upon by the most likely purchaser of the property.

_______________________________

As we believe the foregoing summary of certain information contained in one of the 32 appraisals demonstrates, each appraisal involves the appraiser’s selection of numerous inputs. Describing these inputs for 32 appraisals is impracticable. We believe that our description of our NAV calculation, enhanced as proposed in our November 17, 2017 response, provides our investors with useful and appropriate information.

Securities and Exchange Commission
December 14, 2017

If you have any questions or comments, please contact me at (512) 478-5788.

Sincerely,

/s/ Erin D. Pickens
Erin D. Pickens
Senior Vice President and Chief Financial Officer

cc:    William H. Armstrong III